UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Federal-Mogul Holdings Corporation

(Name of Subject Company)

Federal-Mogul Holdings Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman

Senior Vice President, General Counsel and Secretary

27300 West 11 Mile Road

Southfield, Michigan 48034

248-354-7063

With copies to:

Bruce A. Toth

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) originally filed by Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2016, relating to a tender offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares not already owned by the Offeror, at a purchase price of $9.25 per Share, (the “Offer Price”), net to the seller in cash, without interest, less any required withholding of taxes, upon the terms and subject to the conditions set forth in the related Offer to Purchase (the “Offer to Purchase”) and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). The Offer is described in a Tender Offer Statement on the Schedule TO filed by Parent and the Offeror with the SEC on September 26, 2016 (together with any amendments or supplements thereto, the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

“Item 3—Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the last paragraph in the section captioned “Relationship with the Offeror and Certain of Its Affiliates”:

“Beck Arnley Transaction

On December 2, 2016, a subsidiary of the Company consummated the previously disclosed acquisition from IEH BA LLC, an entity controlled by IEP, of the Beck Arnley tradename and related assets for a purchase price of $14.3 million paid 50% in cash at closing and 50% by an 18-month unsecured promissory note. As part of the closing a supply agreement was executed pursuant to which IEH Auto Parts LLC, also an entity controlled by IEP, agreed to continue to purchase Beck Arnley products from a subsidiary of the Company. The sale and related supply agreement were effective as of December 1, 2016. The Beck Arnley transaction is not material to either IEP or the Company and was approved by the Audit Committee of the Company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FEDERAL-MOGUL HOLDINGS CORPORATION

Dated: December 5, 2016	By:	/s/ Michelle Epstein Taigman
	Name:	Michelle Epstein Taigman
	Title:	Senior Vice President, General Counsel and Secretary